UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

STAR GAS PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

85512C105

(CUSIP Number)

Kestrel Energy Partners, LLC

2 Count Rumford Lane

Huntington, New York 11743

(631) 421-2711

Copies to:

Ann Marie Cowdrey Thompson & Knight LLP 1722 Routh Street, Suite 1500 Dallas, Texas 75201 (214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85512C105

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) KESTREL HEAT, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 500,000 (1)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 500,000 (1)
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 0.86% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	As exercised through its sole member, Kestrel Energy Partners, LLC, a Delaware limited liability company.
(2)	Based on 57,980,850 Common Units issued and outstanding as of July 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2013.

CUSIP NO. 85512C105

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) KM2, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,761,350
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 12,761,350
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,761,350 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 22.01% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	As exercised through its sole member, Kestrel Energy Partners, LLC, a Delaware limited liability company.
(2)	Based on 57,980,850 Common Units issued and outstanding as of July 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2013.

CUSIP NO. 85512C105

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) KESTREL ENERGY PARTNERS, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not Applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 13,261,350
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 13,261,350
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 13,261,350 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 22.87% (2)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Kestrel Energy Partners, LLC is the sole member of KM2, LLC, which owns 12,761,350 Common Units. Kestrel Energy Partners, LLC is also the sole member of Kestrel Heat, LLC, which is the sole general partner of Star Gas Partners, L.P. and owns 500,000 Common Units.
(2)	Based on 57,980,850 Common Units issued and outstanding as of July 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2013.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D with respect to the Common Units of Star Gas Partners, L.P., a Delaware limited partnership (the “Partnership”), previously filed by Kestrel Heat, LLC, a Delaware limited liability company (“Kestrel Heat”), KM2, LLC, a Delaware limited liability company (“M2”), and Kestrel Energy Partners, LLC, a Delaware limited liability company (“Kestrel” and, together with Kestrel Heat and M2, the “Kestrel Reporting Persons”), with the SEC on April 28, 2006 (the “Schedule 13D”). Capitalized terms used herein without definition shall have the meanings given to such terms in the Schedule 13D. This Amendment amends and restates Items 4, 5 and 6 in their entirety as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

The Kestrel Reporting Persons have acquired all of the Common Units reported in this Schedule 13D for investment purposes. Effective as of April 28, 2006, Kestrel Heat became the general partner of the Partnership, in accordance with the terms of the Purchase Agreement. Kestrel Heat, as the successor general partner of the Partnership, oversees the activities of the Partnership. Unitholders do not directly or indirectly participate in the management or operation of the Partnership or elect the directors of the general partner. Under the governing documents of Kestrel Heat, the sole member of Kestrel Heat shall determine the number of directors constituting the board and shall elect the persons designated to become members of the board of directors. The sole member may remove any or all of the directors with or without cause. The sole member of Kestrel Heat is Kestrel.

The Kestrel Reporting Persons intend to review continuously their position in the Partnership. Depending upon further evaluations of the business prospects of the Partnership and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Kestrel Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Kestrel Reporting Persons also intend to actively participate in the management of the Partnership through representation on the board of directors of Kestrel Heat. In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 in this Schedule 13D which are incorporated in this Item 4 by reference), the Kestrel Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

The summary set forth in this Item 4 of Schedule 13D of certain aspects of transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this Schedule 13D and incorporated herein by reference for all purposes.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) As of July 31, 2013, Kestrel beneficially owned 13,261,350 Common Units, representing 22.87% of the Partnership’s outstanding Common Units, M2 beneficially owned 12,761,350 Common Units, representing 22.01% of the Partnership’s outstanding Common Units and Kestrel Heat beneficially owned 500,000 Common Units representing 0.86% of the Partnership’s outstanding Common Units. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 57,980,850 Common Units issued and outstanding as of July 31, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2013.

(b) Kestrel Heat has the sole power to vote or direct the vote or dispose or direct the disposition of 500,000 Common Units. M2 has the sole power to vote or direct the vote or dispose or direct the disposition of 12,761,350 Common Units. Kestrel, as the sole member of both Kestrel Heat and M2, has shared voting power and shared disposition power with respect to the Common Units owned by Kestrel Heat and M2.

(c) On each of the following dates, M2 purchased on the open market the number of Common Units for the price per Common Unit set forth opposite such date:

Date	Number of Common Units Purchased	Price per Common Unit
February 29, 2012	2,930	$4.50
March 2, 2012	23,300	$4.4996
March 5, 2012	25,086	$4.50
March 6, 2012	6,906	$4.4997
May 10, 2012	100,000	$3.8185
May 11, 2012	70,000	$3.9283
May 14, 2012	42,000	$3.9559
May 15, 2012	56,592	$4.0186
May 16, 2012	22,408	$3.8993
May 17, 2012	30,200	$3.8953
May 18, 2012	900	$3.80
May 21, 2012	10,000	$3.7998
May 22, 2012	5,300	$3.80
May 23, 2012	24,4000	$3.8272
May 24, 2012	37,609	$3.8469
May 25, 2012	591	$3.8500

TOTAL	458,222

(d) No person other than the Kestrel Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Kestrel Reporting Persons acquired 12,803,128 Common Units covered by this Schedule 13D upon the terms and conditions set forth in the Purchase Agreement and the Contribution Agreement dated as of April 26, 2006 among Paul A. Vermylen, Jr. and Robin C. Vermylen, Kestrel and M2 attached as Exhibit 2 to this Schedule 13D (the “Contribution Agreement”). The remaining 458,222 Common Units reported as owned by the Kestrel Reporting Persons were acquired in open-market transactions at then-prevailing prices.

The following is a summary of the material provisions of the Purchase Agreement and the Contribution Agreement. This summary does not include all of the provisions of the Purchase Agreement and the Contribution Agreement, the full text of which is incorporated herein by reference.

Agreement to Sell and to Purchase Common Units

In accordance with the terms and conditions of the Purchase Agreement, on the April 28, 2006 closing date the Partnership sold:

(a) 500,000 Common Units to Kestrel Heat;

(b) 6,250,000 Common Units to M2;

(c) 325,729 new general partner units to Kestrel Heat; and

(d) a number of Common Units to M2 equal to the number of Common Units that were not subscribed for in the Rights Offering.

The purchase price for the Common Units purchased pursuant to subsections (a) and (b) above was $2.50 per unit, and the purchase price for the Common Units purchased pursuant to subsection (d) above was $2.25. The general partner units were issued for no additional consideration.

Replacement of the General Partner

In accordance with the terms and conditions of the Purchase Agreement, Star Gas LLC (“Star Gas”) withdrew as the general partner of the Partnership and Kestrel Heat became the new general partner, effective as of the April 28, 2006 closing date. Star Gas contributed its existing general partner units and its .01% equity interest in Star/Petro to the Partnership for no consideration. Kestrel Heat agreed to assume the rights and duties of Star Gas as the general partner and to be bound by the provisions of the partnership agreement.

The Rights Offering

In accordance with the terms and conditions of the Purchase Agreement, the Partnership distributed to each record holder of Common Units, as of the record date of April 6, 2006, a non-transferable right (the “right”) to purchase, at $2.00 per unit, a pro-rata portion of 19,687,500 Common Units. In the Rights Offering as follows:

•	the Partnership distributed .6121 non-transferable rights with respect to each Common Unit outstanding as of April 6, 2006, at no cost to the record holders;

•	one full right plus $2.00 in cash entitled the holder to purchase one Common Unit;

•	the rights were evidenced by non-transferable subscription certificates;

•	no fractional rights or cash in lieu thereof were issued or paid, and the number of rights distributed to each holder of Common Units was rounded up to the nearest whole number of rights (provided that such rounding did not cause the total purchase price of the Common Units issuable upon exercise of the right to exceed $35,000,000); and

•	brokers, dealers and other nominees holding Common Units on the record date of more than one beneficial owner were entitled to obtain separate subscription certificates for their beneficial owners so that they could each receive the benefit of rounding.

As stated above, M2 agreed to purchase at $2.25 per unit any Common Units that were not purchased in the Rights Offering. M2 purchased 5,972,523 Common Units not subscribed for in the Rights Offering for an aggregate purchase price of $13,430,176.75.

Registration Rights

Kestrel Heat and M2 have three demand and unlimited piggyback registration rights by virtue of the provisions in the Partnership’s Second Amended and Restated Agreement of Limited Partnership, as further amended by Amendments Nos. 1, 2 and 3.

Contribution Agreement

On April 26, 2006, Paul A. Vermylen, Jr. and Robin C. Vermylen, Kestrel and M2 entered into a Contribution Agreement whereby Mr. and Mrs. Vermylen agreed to contribute 50,000 Common Units, and upon the closing of the Rights Offering, an additional 30,605 Common Units acquired upon exercise of in-the-money subscription rights issued in respect of the 50,000 Common Units in the Rights Offering. The contribution was made in partial satisfaction of Mr. Vermylen’s capital commitment to Kestrel. In return for his capital contribution, including the Common Units he owned in his own right, Mr. Vermylen received additional membership interests in Kestrel. For purposes of determining the amount of Mr. Vermylen’s capital contribution to Kestrel, the Common Units contributed to Kestrel were valued at the closing price per Common Unit on the New York Stock Exchange on April 26, 2006 of $2.43. Under the terms of the Contribution Agreement, Kestrel, in turn, contributed the 80,605 Common Unit to its wholly-owned subsidiary, M2.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2013

KESTREL HEAT, LLC

By:	/s/ Paul A. Vermylen, Jr.
Name: Paul A. Vermylen, Jr.
Title: Chairman

KM2, LLC

By:	/s/ Paul A. Vermylen, Jr.
Name: Paul A. Vermylen, Jr.
Title: President

KESTREL ENERGY PARTNERS, LLC

By:	/s/ Paul A. Vermylen, Jr.
Name: Paul A. Vermylen, Jr.
Title: President